SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(AMENDMENT NO. 1)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

OF THE SECURITIES EXCHANGE ACT OF 1934

SAExploration Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

78636X105

(CUSIP Number)

Brent Whiteley
SAExploration Holdings, Inc.

1160 Dairy Ashford Rd., Suite 160

Houston, TX 77079

(281) 258-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 78636X105	13D/A	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS CLCH, LLC
2	Check The Appropriate Box if a Member of a Group (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Alaska
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
8	SHARED VOTING POWER 5,374,057 (1)
9	SOLE DISPOSITIVE POWER -
10	SHARED DISPOSITIVE POWER 3,269,954 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,589,709 (3) (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 51.0% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes (a) 3,269,954 shares directly owned by CLCH, LLC, an Alaska limited liability company, (b) 112,770 shares that may be issued to the holders of certain derivative securities upon their conversion or exercise, which are held in escrow and over which CLCH, LLC has voting control as nominee of the Issuer, (c) 1,914,392 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to irrevocable voting proxy agreements, and (d) 76,941 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to revocable voting proxy agreements. CLCH, LLC is controlled by Jeff Hastings, who, as its sole manager and the holder of all of its outstanding voting interests, exercises the ultimate voting and investment control over the shares of Common Stock held by CLCH, LLC.
(2)	Includes 3,269,954 shares directly owned by CLCH, LLC.
(3)	Includes (a) the shares described in note (1) above, (b) 58,000 shares directly owned by Jeff Hastings, (c) 76,823 shares issued to CLCH, LLC as representative of the Former SAE stockholders and held in escrow, which are not subject to voting proxies, (d) 1,196,846 shares directly owned by Seismic Management Holdings Inc., (e) 599,019 shares over which Brian A. Beatty has voting control pursuant to revocable voting proxy agreements, and (f) 284,964 shares directly owned by Brent Whiteley.

CUSIP No. 78636X105	13D/A	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS Jeff Hastings
2	Check The Appropriate Box if a Member of a Group (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,000 (1)
8	SHARED VOTING POWER 5,374,057 (2)
9	SOLE DISPOSITIVE POWER 58,000 (1)
10	SHARED DISPOSITIVE POWER 3,269,954 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,589,709 (4) (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 51.0% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 58,000 shares directly owned by Jeff Hastings.
(2)	Includes (a) 3,269,954 shares directly owned by CLCH, LLC, (b) 112,770 shares that may be issued to the holders of certain derivative securities upon their conversion or exercise, which are held in escrow and over which CLCH, LLC has voting control as nominee of the Issuer, (c) 1,914,392 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to irrevocable voting proxy agreements, and (d) 76,941 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to revocable voting proxy agreements. CLCH, LLC is controlled by Jeff Hastings, who, as its sole manager and the holder of all of its outstanding voting interests, exercises the ultimate voting and investment control over the shares of Common Stock held by CLCH, LLC.
(3)	Includes 3,269,954 shares directly owned by CLCH, LLC.
(4)	Includes (a) the shares described in notes (1) and (2) above, (b) 76,823 shares issued to CLCH, LLC as representative of the Former SAE stockholders and held in escrow, which are not subject to voting proxies, (c) 1,196,846 shares directly owned by Seismic Management Holdings Inc., (d) 599,019 shares over which Brian A. Beatty has voting control pursuant to revocable voting proxy agreements, and (e) 284,964 shares directly owned by Brent Whiteley.

CUSIP No. 78636X105	13D/A	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS Seismic Management Holdings Inc.
2	Check The Appropriate Box if a Member of a Group (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
8	SHARED VOTING POWER 1,196,846 (1)
9	SOLE DISPOSITIVE POWER -
10	SHARED DISPOSITIVE POWER 1,196,846 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,589,709 (2) (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 51.0% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Includes 1,196,846 shares of Common Stock directly owned by Seismic Management Holdings Inc., a corporation organized under the laws of the province of Alberta, Canada. The sole director of Seismic Management Holdings Inc. is Brian A. Beatty, and the sole stockholder of Seismic Management Holdings Inc. is Seismic Management, LLP, an Alaska limited liability partnership. Seismic Management, LLP is controlled by Brian A. Beatty and his wife, Sheri L. Beatty who, together, own all of the outstanding partnership interests in Seismic Management, LLP, and, therefore, exercise the ultimate voting and investment control over such shares of Common Stock owned by Seismic Management Holdings Inc.
(2)	Includes (a) the shares described in note (1) above, (b) 599,019 shares over which Brian A. Beatty has voting control pursuant to revocable voting proxy agreements, (c) 3,269,954 shares directly owned by CLCH, LLC, (d) 112,770 shares that may be issued to the holders of certain derivative securities upon their conversion or exercise, which are held in escrow and over which CLCH, LLC has voting control as nominee of the Issuer, (e) 1,914,392 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to irrevocable voting proxy agreements, (f) 76,941 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to revocable voting proxy agreements, (g) 58,000 shares directly owned by Jeff Hastings, (h) 76,823 shares issued to CLCH, LLC as representative of the Former SAE stockholders and held in escrow, which are not subject to voting proxies, and (i) 284,964 shares directly owned by Brent Whiteley.

CUSIP No. 78636X105	13D/A	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS Seismic Management, LLP
2	Check The Appropriate Box if a Member of a Group (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
8	SHARED VOTING POWER 1,196,846 (1)
9	SOLE DISPOSITIVE POWER -
10	SHARED DISPOSITIVE POWER 1,196,846 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,589,709 (2) (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 51.0% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Includes 1,196,846 shares of Common Stock directly owned by Seismic Management Holdings Inc., a corporation organized under the laws of the province of Alberta, Canada. The sole director of Seismic Management Holdings Inc. is Brian A. Beatty, and the sole stockholder of Seismic Management Holdings Inc. is Seismic Management, LLP, an Alaska limited liability partnership. Seismic Management, LLP is controlled by Brian A. Beatty and his wife, Sheri L. Beatty who, together, own all of the outstanding partnership interests in Seismic Management, LLP, and, therefore, exercise the ultimate voting and investment control over such shares of Common Stock owned by Seismic Management Holdings Inc.
(2)

Includes (a) the shares described in note (1) above, (b) 599,019 shares over which Brian A. Beatty has voting control pursuant to revocable voting proxy agreements, (c) 3,269,954 shares directly owned by CLCH, LLC, (d) 112,770 shares that may be issued to the holders of certain derivative securities upon their conversion or exercise, which are held in escrow and over which CLCH, LLC has voting control as nominee of the Issuer, (e) 1,914,392 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to irrevocable voting proxy agreements, (f) 76,941 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to revocable voting proxy agreements, (g) 58,000 shares directly owned by Jeff Hastings, (h) 76,823 shares issued to CLCH, LLC as representative of the Former SAE stockholders and held in escrow, which are not subject to voting proxies, and (i) 284,964 shares directly owned by Brent Whiteley.

CUSIP No. 78636X105	13D/A	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS Brian A. Beatty
2	Check The Appropriate Box if a Member of a Group (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 599,019 (1)
8	SHARED VOTING POWER 1,196,846 (2)
9	SOLE DISPOSITIVE POWER -
10	SHARED DISPOSITIVE POWER 1,196,846 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,589,709 (3) (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 51.0% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 599,019 shares over which Brian A. Beatty has voting control pursuant to revocable voting proxy agreements.
(2)	Includes 1,196,846 shares of Common Stock directly owned by Seismic Management Holdings Inc., a corporation organized under the laws of the province of Alberta, Canada. The sole director of Seismic Management Holdings Inc. is Brian A. Beatty, and the sole stockholder of Seismic Management Holdings Inc. is Seismic Management, LLP, an Alaska limited liability partnership. Seismic Management, LLP is controlled by Brian A. Beatty and his wife, Sheri L. Beatty who, together, own all of the outstanding partnership interests in Seismic Management, LLP, and, therefore, exercise the ultimate voting and investment control over such shares of Common Stock owned by Seismic Management Holdings Inc.
(3)	Includes (a) the shares described in notes (1) and (2) above, (b) 3,269,954 shares directly owned by CLCH, LLC, (c) 112,770 shares that may be issued to the holders of certain derivative securities upon their conversion or exercise, which are held in escrow and over which CLCH, LLC has voting control as nominee of the Issuer, (d) 1,914,392 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to irrevocable voting proxy agreements, (e) 76,941 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to revocable voting proxy agreements, (f) 58,000 shares directly owned by Jeff Hastings, (g) 76,823 shares issued to CLCH, LLC as representative of the Former SAE stockholders and held in escrow, which are not subject to voting proxies, and (h) 284,964 shares directly owned by Brent Whiteley.

CUSIP No. 78636X105	13D/A	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS Sheri L. Beatty
2	Check The Appropriate Box if a Member of a Group (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
8	SHARED VOTING POWER 1,196,846 (1)
9	SOLE DISPOSITIVE POWER -
10	SHARED DISPOSITIVE POWER 1,196,846 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,589,709 (2) (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 51.0% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 1,196,846 shares of Common Stock directly owned by Seismic Management Holdings Inc., a corporation organized under the laws of the province of Alberta, Canada. The sole director of Seismic Management Holdings Inc. is Brian A. Beatty, and the sole stockholder of Seismic Management Holdings Inc. is Seismic Management, LLP, an Alaska limited liability partnership. Seismic Management, LLP is controlled by Brian A. Beatty and his wife, Sheri L. Beatty who, together, own all of the outstanding partnership interests in Seismic Management, LLP, and, therefore, exercise the ultimate voting and investment control over such shares of Common Stock owned by Seismic Management Holdings Inc.
(2)	Includes (a) the shares described in note (1) above, (b) 599,019 shares over which Brian A. Beatty has voting control pursuant to revocable voting proxy agreements, (c) 3,269,954 shares directly owned by CLCH, LLC, (d) 112,770 shares that may be issued to the holders of certain derivative securities upon their conversion or exercise, which are held in escrow and over which CLCH, LLC has voting control as nominee of the Issuer, (e) 1,914,392 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to irrevocable voting proxy agreements, (f) 76,941 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to revocable voting proxy agreements, (g) 58,000 shares directly owned by Jeff Hastings, (h) 76,823 shares issued to CLCH, LLC as representative of the Former SAE stockholders and held in escrow, which are not subject to voting proxies, and (i) 284,964 shares directly owned by Brent Whiteley.

CUSIP No. 78636X105	13D/A	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS Brent Whiteley
2	Check The Appropriate Box if a Member of a Group (see instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 284,964 (1)
8	SHARED VOTING POWER -
9	SOLE DISPOSITIVE POWER 284,964 (1)
10	SHARED DISPOSITIVE POWER -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,589,709 (2) (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 51.0% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes 284,964 shares directly owned by Brent Whiteley.
(2)	Includes (a) the shares described in note (1) above, (b) 3,269,954 shares directly owned by CLCH, LLC, (c) 112,770 shares that may be issued to the holders of certain derivative securities upon their conversion or exercise, which are held in escrow and over which CLCH, LLC has voting control as nominee of the Issuer, (d) 1,914,392 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to irrevocable voting proxy agreements, (e) 76,941 shares held by certain stockholders of the Issuer over which CLCH, LLC was granted voting control pursuant to revocable voting proxy agreements, (f) 58,000 shares directly owned by Jeff Hastings, (g) 76,823 shares issued to CLCH, LLC as representative of the Former SAE stockholders and held in escrow, which are not subject to voting proxies, (h) 1,196,846 shares directly owned by Seismic Management Holdings Inc., and (i) 599,019 shares over which Brian A. Beatty has voting control pursuant to revocable voting proxy agreements.

CUSIP No. 78636X105	13D/A	Page 9 of 13 Pages

This Amendment No. 1 (this “Amendment No. 1”) amends the Schedule 13D (the “Original 13D”) first filed with the Securities and Exchange Commission on July 9, 2013 (the “Schedule 13D”), by CLCH, LLC (“CLCH”), Jeff Hastings, Seismic Management Holdings, Inc. (“Seismic Holdings”), Seismic Management, LLP (“Seismic LLP”), Brian A. Beatty, Sherri L. Beatty and Brent Whiteley (each, a “Reporting Person” and collectively, the “Reporting Persons”) relating to the common stock, par value $0.0001 per share of SAExploration Holdings, Inc., a Delaware corporation, formerly known as Trio Merger Corp. (the “Issuer”).

All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to them in the Original 13D.

Item 1.	Security and Issuer.

Item 1 of the Original 13D is amended to change the address of the Issuer’s principal executive offices to 1160 Dairy Ashford Rd., Suite 160, Houston, TX USA, 77079.

Item 2.	Identity and Background.

Item 2(b) of the Original 13D is amended to change the principal business address for Brent Whiteley to 1160 Dairy Ashford Rd., Suite 160, Houston, TX 77079.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original 13D is supplemented and amended to add the following:

On December 27, 2013, Jeff Hastings acquired 6,800 shares of Common Stock at $51.0043 per share. On December 30, 2013, Jeff Hastings acquired 40,000 shares of Common Stock at $8.5552 per share. On December 31, 2013, Jeff Hastings acquired 11,200 shares of Common Stock at $8.7207 per share. The acquisitions of such shares, totaling 58,000 in the aggregate (the “Hastings Shares”), were made on the public market using personal funds of Mr. Hastings, who holds such shares directly. CLCH, Seismic Holdings, Seismic LLP, Brian A. Beatty, Sherri L. Beatty and Brent Whiteley all have a beneficial interest in the Hastings Shares through their group membership. The Hastings Shares are included in the 7,589,709 aggregate total of Common Stock shares that are deemed to be beneficially owned by the Reporting Persons as described in Item 5(a).

On April 2, 2014, an aggregate of 254,558 shares of Common Stock were released from the escrow of the Merger consideration allocable to holders of certain derivative securities of Former SAE in connection with the conversion of the common shares issued by a wholly-owned Canadian subsidiary of the Company that were exchangeable for shares of Former SAE common stock prior to the Merger. As a result of the release of such shares, the number of shares allocable to holders of derivative securities of Former SAE which are held in escrow, and over which CLCH has voting control, has been reduced from 390,859 to 112,770 shares.

Item 4.	Purpose of Transaction.

Item 4 is supplemented and amended to add the following:

On January 7, 2014, the Company commenced an offer to exchange warrants to purchase 15.0 million shares of its common stock for up to 1.5 million shares of its common stock (the “Warrant Exchange”). Each warrant holder had the opportunity to receive one share of the Company’s common stock in exchange for every ten outstanding warrants tendered by the holder and exchanged pursuant to the Warrant Exchange offer. On February 14, 2014, the Company issued 1,441,813 shares and paid $52 in cash in lieu of fractional shares in exchange for the 14,418,193 warrants tendered in the Warrant Exchange. Immediately following the Warrant Exchange, there were 14,870,549 shares of Common Stock outstanding, with the Reporting Persons beneficially owning an aggregate of 51.0% of the Company.

In connection with the Warrant Exchange, pursuant to the Irrevocable Proxy Agreements, Arnaud Ajdler, David Boris, Barry Erdos, Mark Hauser, Gregory Monahan, Eric S. Rosenfeld, David D. Sgro and EarlyBirdCapital, Inc. executed Irrevocable Proxies effective as of February 14, 2014, granting CLCH voting control over the 344,787 shares of Common Stock (in the aggregate) they received in the Warrant Exchange. The form of such Irrevocable Proxy is attached hereto as Exhibit 18, and is incorporated herein by reference. Those Irrevocable Proxies are in addition to the Irrevocable Proxies granted by such stockholders in connection with the Merger, which were previously filed as Exhibit 4 to this Schedule 13D.

CUSIP No. 78636X105	13D/A	Page 10 of 13 Pages

In addition, Forrest Burkholder, Arturo Mendez, Pablo Mendez, Lloyd Maher, David Siegfried, Margaret Siegfried and Constantine Straub granted proxies to Brian A. Beatty effective as of February 13, 2014, to vote an aggregate of 599,019 shares of Common Stock pursuant to Revocable Voting Proxies. The form of such Revocable Voting Proxy is attached hereto as Exhibit 19, and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

The information set forth in Items 2, 3 and 4 is hereby incorporated herein by reference.

This Schedule 13D assumes that there are 14,870,549 shares of Common Stock outstanding as of the time of filing of Amendment No. 1 hereto in reliance of the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2014. As of the date of filing of this Amendment No. 1 hereto, the Reporting Persons may be deemed to beneficially own an aggregate of 7,589,709 shares of Common Stock, including (i) 3,269,954 shares directly owned by CLCH, (ii) 112,770 shares that may be issued to the holders of certain derivative securities upon their conversion or exercise, which are held in escrow and over which CLCH has voting control as nominee of the Issuer, (iii) 1,914,392 shares held by certain stockholders of the Issuer over which CLCH was granted voting control pursuant to irrevocable voting proxy agreements, (iv) 76,941 shares held by certain stockholders of the Issuer over which CLCH was granted voting control pursuant to revocable voting proxy agreements, (v) 58,000 shares directly owned by Jeff Hastings, (vi) 76,823 shares issued to CLCH as representative of the Former SAE stockholders and held in escrow, which are not subject to voting proxies, (vii) 1,196,846 shares directly owned by Seismic Holdings, (viii) 599,019 shares over which Brian A. Beatty has voting control pursuant to revocable voting proxy agreements, and (ix) 284,964 shares directly owned by Brent Whiteley, collectively representing, as a group, beneficial ownership of approximately 51.0% of the Common Stock as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

Each Reporting Person has sole or shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

Jeff Hastings has sole power to vote and dispose of 58,000 shares of Common Stock directly owned by him. Jeff Hastings is the sole manager of and holds all of the voting interests in CLCH. Jeff Hastings and CLCH share the power to (i) vote and dispose of 3,269,954 shares of Common Stock directly owned by CLCH, and (ii) direct the vote of 112,770 shares of Common Stock held in escrow and 1,991,333 shares of Common Stock owned by certain other stockholders of the Issuer pursuant to irrevocable and revocable proxies granted to CLCH.

Brian A. Beatty is the sole director of Seismic Holdings, which is wholly-owned by Seismic LLP. Seismic LLP is controlled by Brian A. Beatty and Sheri L. Beatty. Seismic Holdings, Seismic LLP, Brian A. Beatty and Sheri L. Beatty share the power to vote and dispose of 1,196,846 shares of Common Stock directly owned by Seismic Holdings. Brian A. Beatty has the sole power direct the vote of 599,019 shares of Common Stock owned by certain stockholders of the Issuer pursuant to revocable proxies granted to him.

Brent Whiteley has the sole power to vote and dispose of 284,964 shares of Common Stock directly owned by him.

CUSIP No. 78636X105	13D/A	Page 11 of 13 Pages

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original 13D is amended and restated in its entirety as follows:

The following documents are filed as exhibits:

1.*	Joint Filing Agreement, as required by Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, dated as of July 3, 2013, by and among CLCH, LLC, Jeff Hastings, Seismic Management Holdings Inc., Seismic Management, LLP, Brian A. Beatty, Sheri L. Beatty, and Brent Whiteley.

2.	Agreement and Plan of Reorganization, dated as of December 10, 2012, by and among Trio Merger Corp., Trio Merger Sub, Inc., SAExploration Holdings, Inc., and CLCH, LLC (incorporated by reference to Annex A to the Proxy Statement on Schedule 14A filed by the Issuer with the SEC on May 2, 2013).

3.	First Amendment to Agreement and Plan of Reorganization, dated as of May 23, 2013, by and among Trio Merger Corp., Trio Merger Sub, Inc., SAExploration Holdings, Inc., and CLCH, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 28, 2013).

4.*	Form of Irrevocable Proxy Agreement, Irrevocable Proxy and Power of Attorney, dated effective as of June 24, 2013. (1)

5.*	Form of Revocable Proxy Agreement, dated effective as of June 24, 2013. (2)

6.*	Form of Lock-Up Agreement, dated effective as of June 24, 2013. (3)

7.	Registration Rights Agreement, dated as of June 24, 2013, by and between SAExploration Holdings, Inc. and CLCH, LLC (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2013).

8.	Employment Agreement, dated as of June 24, 2013, by and between SAExploration Holdings, Inc. and Jeff Hastings (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2013).

9.	Employment Agreement, dated as of June 24, 2013, by and between SAExploration Holdings, Inc. and Brian A. Beatty (incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2013).

10.	Employment Agreement, dated as of June 24, 2013, by and between SAExploration Holdings, Inc. and Brent Whiteley (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2013).

11.	SAExploration Holdings, Inc. 2013 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.17 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2013).

12.	Limited Power of Attorney.

13.*	Schedule 1. (1)

14.*	Schedule 2. (2)

15.*	Schedule 3. (3)

16.	Indemnity Escrow Agreement dated as of June 24, 2013, by and among SAExploration Holdings, Inc., CLCH, LLC, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2013).

17.	Merger Consideration Escrow Agreement dated as of June 24, 2013, by and among SAExploration Holdings, Inc., CLCH, LLC, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 28, 2013).

CUSIP No. 78636X105	13D/A	Page 12 of 13 Pages

18.**	Form of Irrevocable Proxy and Power of Attorney, dated effective as February 14, 2014. (1)

19.**	Form of Revocable Voting Proxy, dated effective as of February 13, 2014. (2)
20.**	Schedule 4. (4)

21.**	Schedule 5. (5)

_____

*Filed with the initial filing of the Schedule 13D.

**Filed with this Amendment No. 1 to the Schedule 13D.

(1)	Documents substantially identical in all material respects to the document filed as Exhibit 4 hereto have been entered into with respect to the granting of irrevocable proxies to CLCH, LLC. Pursuant to Instruction 2 of Item 601 of Regulation S-K, Schedule 1, attached hereto as Exhibit 13, sets forth the terms by which such substantially identical documents differ from that filed as Exhibit 4 hereto.

(2)	Documents substantially identical in all material respects to the document filed as Exhibit 5 hereto have been entered into with respect to the granting of revocable proxies to CLCH, LLC and Brian A. Beatty. Pursuant to Instruction 2 of Item 601 of Regulation S-K, Schedule 2, attached hereto as Exhibit 14, sets forth the terms by which such substantially identical documents differ from that filed as Exhibit 5 hereto.

(3)	Documents substantially identical in all material respects to the document filed as Exhibit 6 hereto have been entered into with respect to the restriction on the transfer or sale of the Common Stock for a one-year period. Pursuant to Instruction 2 of Item 601 of Regulation S-K, Schedule 3, attached hereto as Exhibit 15, sets forth the terms by which such substantially identical documents differ from that filed as Exhibit 6 hereto.

(4)	Documents substantially identical in all material respects to the document filed as Exhibit 18 hereto have been entered into with respect to the granting of irrevocable proxies to CLCH, LLC. Pursuant to Instruction 2 of Item 601 of Regulation S-K, Schedule 4, attached hereto as Exhibit 20, sets forth the terms by which such substantially identical documents differ from that filed as Exhibit 18 hereto.

(5)	Documents substantially identical in all material respects to the document filed as Exhibit 19 hereto have been entered into with respect to the granting of revocable proxies to Brian A. Beatty. Pursuant to Instruction 2 of Item 601 of Regulation S-K, Schedule 5, attached hereto as Exhibit 21, sets forth the terms by which such substantially identical documents differ from that filed as Exhibit 19 hereto.

CUSIP No. 78636X105	13D/A	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of May 21, 2014	CLCH, LLC

	By:	/s/ Jeff Hastings
Name: Jeff Hastings
Title: Manager

Dated as of May 21, 2014	JEFF HASTINGS

/s/ Jeff Hastings
Name: Jeff Hastings

Dated as of May 21, 2014	SEISMIC MANAGEMENT HOLDINGS INC.

	By:	/s/ Brian A. Beatty
Name: Brian A. Beatty
Title: President

Dated as of May 21, 2014	SEISMIC MANAGEMENT, LLP

	By:	/s/ Brian A. Beatty
Name: Brian A. Beatty
Title: Partner

Dated as of May 21, 2014	BRIAN A. BEATTY

/s/ Brian A. Beatty
Name: Brian A. Beatty

Dated as of May 21, 2014	SHERI L. BEATTY

/s/ Sheri L. Beatty
Name: Sheri L. Beatty

Dated as of May 21, 2014	BRENT WHITELEY

/s/ Brent Whiteley
Name: Brent Whiteley

Exhibit 18

Irrevocable Proxy and Power of Attorney

Pursuant to that certain Irrevocable Proxy Agreement by and between the undersigned (a “Founder”) and CLCH, LLC (“CLCH”) dated June 24, 2013 (the “Agreement”), Founder, holder and owner of the number of shares of common stock of SAExploration Holdings, Inc. (formerly known as Trio Merger Corp.), a Delaware corporation (the “Corporation”), set forth below, which shares were issued in exchange for Founder’s warrants to purchase common stock of the Corporation (the “Tendered Warrant Shares”), does hereby irrevocably appoint CLCH and any designee of CLCH as Founder’s proxy and attorneys-in-fact, with full power of substitution and resubstitution, to represent and vote the Tendered Warrant Shares, whether at a meeting of shareholders or by any consent to any action taken without a meeting, with respect to any matter presented to the shareholders of the Corporation for vote or action without a meeting. This proxy and power of attorney granted by Founder shall be irrevocable during its term, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by Founder with respect to the Tendered Warrant Shares. Founder authorizes CLCH to file this Irrevocable Proxy and any substitution or revocation with the Corporation so that the existence of this Irrevocable Proxy is noted on the books and records of the Corporation. The power of attorney granted by Founder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Founder.

During the effectiveness of this Irrevocable Proxy, CLCH has all the power that Founder would possess with respect to the voting of the Tendered Warrant Shares or granting of consent as holder of the Tendered Warrant Shares. Founder hereby ratifies and confirms all acts that such Founder’s proxy will do or cause to be done by virtue of and within the limitations set forth in this Irrevocable Proxy.

This Irrevocable Proxy is binding on Founder’s heirs, estate, executors, personal representatives, successors, and assigns (including any transferee of any of the Tendered Warrant Shares) to the fullest extent permitted under applicable law.

This Irrevocable Proxy shall terminate upon the earlier of the disposition of the Tendered Warrant Shares by the Founder or the date on which the Founder receives notice from Jeff Hastings and Brian A. Beatty that they beneficially own more than 51% of the outstanding common stock of the Corporation without the assistance of this Irrevocable Proxy and any similar irrevocable proxies granted by other founders of the Corporation on the date hereof.

Founder has executed this Irrevocable Proxy on the date set forth below to be effective as of February 14, 2014.

Signature

Name
Date

Number of Tendered Warrant Shares Subject to Proxy

Exhibit 19

REVOCABLE VOTING PROXY

The undersigned, as a record holder of shares of common stock, par value $0.0001, of SAExploration Holdings, Inc., a Delaware corporation (“Parent”), hereby revokes any previous proxies and appoints Brian A. Beatty, with full power of substitution, as the undersigned’s proxy to attend all meetings of stockholders of Parent and to vote, execute written consents and proxies and otherwise represent all shares of such common stock of Parent now or hereafter held of record by the undersigned (the “Shares”), in the same manner and with the same effect as if the undersigned were personally present at any such meeting or voting the Shares or personally acting on any matters submitted to the stockholders of Parent for approval or consent.

During the pendency of this proxy, all rights to vote the Shares shall be held by Brian A. Beatty and shall not be voted by the undersigned, provided the undersigned may revoke this proxy at any time. Unless earlier revoked, this proxy shall terminate on February 13, 2017.

THIS PROXY SHALL BE SIGNED EXACTLY AS THE UNDERSIGNED’S NAME APPEARS BELOW. IF SIGNED BY AN ATTORNEY-IN-FACT, THE POWER OF ATTORNEY MUST BE ATTACHED.

Executed on the date set forth below, to be effective as of February 13, 2014.

X
Name:
Date: _____________, 2014

Exhibit 20

Schedule 4

The Irrevocable Proxies and Powers of Attorney substantially identical in all material respects to Exhibit 18 have been executed by certain stockholders of the Issuer in favor of CLCH, LLC. Each Irrevocable Proxy and Power of Attorney differs from the form attached as Exhibit 18 as set forth below:

Irrevocable Proxy and Power of Attorney:

Name of Founder/Signatory:	Number of Tendered Warrant Shares Subject to Proxy:	Date:
Arnaud Ajdler	3,421	2/27/14
David Boris	17,105	2/26/14
Early Bird Capital, Inc.	54,000	3/19/14
Barry Erdos	17,105	2/26/14
Joel Greenblatt	17,105	-
Mark Hauser	17,105	4/4/14
Gregory Monahan	2,280	3/20/14
Eric S. Rosenfeld	231,491	2/26/14
David Sgro	2,280	2/26/14
Total	361,892

Exhibit 21

Schedule 5

Separate Revocable Proxy Agreements substantially identical in all material respects to Exhibit 19 have been executed by certain stockholders of the Issuer in favor of Brian A. Beatty. The Revocable Proxy Agreements differ from the form attached as Exhibit 19 as set forth below:

Name of Signatory:	Number of Shares of Common Stock Subject to Proxy:	Date:
Forrest Burkholder	26,787	2/13/14
Arturo Mendez	284,964	3/13/14
Pablo Mendez	85,489	3/25/14
Lloyd Maher	56,993	3/26/14
Constantine Straub	56,993	4/23/14
David Siegfried	23,852	2/13/14
Margaret Siegfried	63,941	2/13/14
Total	599,019